- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549
- --------------------------------------------------------------------------------
                                   FORM 11-K




           (X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                 THE SECURITIES EXCHANGE ACT OF 1934
           For the period beginning August 16, 1994 through December 31, 1994


                                       OR



           (  )  TRANSITION REPORT PURSUANT TO 15(d) OF
                 THE SECURITIES EXCHANGE ACT OF 1934
           For the transition period from .......... to ..........




           Commission file number 1-4879
                                  ------


            DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN
- -------------------------------------------------------------------------------
                         FOR NEWARK HOURLY EMPLOYEES
                         ---------------------------
                           (Full title of the plan)





Diebold, Incorporated          P.O. Box 8230           Canton, Ohio  44711-8230
- --------------------------------------------------------------------------------
(Name of issuer of the securities held by the plan and the address of its principal executive office)

                              REQUIRED INFORMATION



Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of an audited statement of financial condition and statement of income and changes in plan equity.




Financial Statements and Exhibits
- ---------------------------------

A) The following financial statements and schedules are filed as part of this annual report:

     1)  Statement of Assets Available for Plan Benefits - December 31, 1994

     2) Statement of Changes in Assets Available for Plan Benefits - Period Beginning August 16, 1994 through December 31, 1994

     3)  Notes to Financial Statements - December 31, 1994

     4) Schedule 1 - Item 27 a - Schedule of Assets Held for Investment Purposes - December 31, 1994

     5) Schedule 2 - Item 27 d - Schedule of Reportable Transactions - Period Beginning August 16, 1994 through December 31, 1994



B)   The following exhibit is filed as part of this annual report:

       23.  Consent of Independent Auditors

                         INDEPENDENT AUDITORS' REPORT



The Plan Administrator and Participants
Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees


We have audited the accompanying statement of assets available for plan benefits of Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees as of December 31, 1994 and the related statement of changes in assets available for plan benefits for the period beginning August 16, 1994 through December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees as of December 31, 1994 and the changes in those assets available for plan benefits for the period beginning August 16, 1994 through December 31, 1994 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements of the Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/KPMG Peat Marwick LLP
KPMG PEAT MARWICK LLP
Cleveland, Ohio
June 2, 1995

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
                STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS
                               DECEMBER 31, 1994




                                     MANAGED     COMPANY     GROWTH      EQUITY                 INVESTMENT    RETIREMENT      TOTAL
                                      INCOME      STOCK      COMPANY      INDEX      BALANCED   GRADE BOND    GOVERNMENT       ALL
                                     PORTFOLIO    FUND        FUND       PORTFOLIO     FUND        FUND          FUND         FUNDS
                                    ------------------------------------------------------------------------------------------------
Assets:
Investments, at current value -
  Guaranteed Investment Contracts -
    Fidelity Managed Income
     Portfolio                      $  5,624     $      --   $     --   $      --     $     --    $     --   $      --   $   5,624

 Equities -
  Diebold, Incorporated
    Common Shares                         --        12,954         --          --           --          --          --      12,954

 Mutual funds -
  Fidelity Mutual Funds                   --            --      8,835       4,936        5,027       3,612          --      22,410

 Short term investments -
  Fidelity Retirement
    Government Money Market               --            --         --          --           --          --       7,628       7,628
  Victory Prime Obligations
    Money Market                       1,511         4,985      3,296       1,907        1,852       1,260       2,043      16,854
                                    ------------------------------------------------------------------------------------------------
  Total investments                    7,135        17,939     12,131       6,843        6,879       4,872       9,671      65,470

Cash                                  (1,500)           --         --          --           --          --      (2,043)     (3,543)

Accrued income                             4            15          8           5            5           3           5          45
                                    ------------------------------------------------------------------------------------------------
  Assets available for
    plan benefits:                  $  5,639     $  17,954   $ 12,139    $  6,848     $  6,884    $  4,875    $  7,633   $  61,972
                                    ================================================================================================





See accompanying notes to financial statements.

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
           STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
           PERIOD BEGINNING AUGUST 16, 1994 THROUGH DECEMBER 31, 1994





                        MANAGED     COMPANY     GROWTH       EQUITY                    INVESTMENT     RETIREMENT       TOTAL
                         INCOME      STOCK     COMPANY       INDEX         BALANCED    GRADE BOND     GOVERNMENT        ALL
                        PORTFOLI0     FUND       FUND       PORTFOLIO        FUND         FUND           FUND          FUNDS
                       -----------------------------------------------------------------------------------------------------------
Additions:
 Contributions
  Participant       $     4,311   $   14,250  $    9,410   $    5,315     $    5,334   $     3,773     $   5,840    $    48,233
  Employer                1,294        4,274       2,823        1,595          1,601         1,132         1,753         14,472
                       -----------------------------------------------------------------------------------------------------------
                          5,605       18,524      12,233        6,910          6,935         4,905         7,593         62,705

Investment income/(loss):
 Registered Investment
  Funds                      34           46         342           14             52            35            40            563
 Dividends                   --           59          --           --             --            --            --             59
 Net (depreciation) in
  the fair value of
  investments                --         (675)       (436)         (76)          (103)          (65)           --         (1,355)
                       -----------------------------------------------------------------------------------------------------------
                             34         (570)        (94)         (62)           (51)          (30)           40           (733)
                       -----------------------------------------------------------------------------------------------------------
  Total additions, net    5,639       17,954      12,139         6,848          6,884        4,875         7,633         61,972

Assets available for
 plan benefits:
  Beginning of period,
   August 16, 1994           --           --          --            --             --           --            --             --
                       -----------------------------------------------------------------------------------------------------------
End of period        $    5,639   $   17,954  $   12,139   $     6,848    $     6,884  $     4,875     $   7,633    $    61,972
                       ===========================================================================================================





See accompanying notes to financial statements.

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994

(1)  Description of the Plan
     -----------------------
     The following brief description of the Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a) General
         -------
         The Board of Directors of Diebold, Incorporated (the "Employer") established this defined contribution plan effective as of August 16, 1994. The Plan covers all hourly employees of the Employer at the Newark, Ohio facility who are represented by Local 710 of the International Union of Electrical Workers, who have completed ninety days of employment and have attained the age of twenty-one. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b) Contributions
         -------------
         For the period beginning August 16, 1994 through December 31, 1994, the Plan allowed each participant to contribute from one to three percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code of 1986.

         The Employer contributed as a Basic Matching Contribution an amount equal to thirty percent of participant's pre-tax contribution during each payroll period up to three percent of the participant's compensation in such payroll period.

     (c) Participants' Accounts
         ----------------------
         The Employer, as the Plan administrator for the Plan, established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account and all Employer contributions are deposited into the Retiree Medical Funding Account. Each participant may direct that his or her contributions to the Regular Account as well as all Employer contributions to the Retiree Medical Funding Account be invested in the Managed Income Portfolio, the Company Stock Fund, the Growth Company Fund, the Equity Index Portfolio, the Balanced Fund, the Investment Grade Bond Fund, the Retirement Government Fund, or any combination thereof with the minimum investment in any fund/portfolio of ten percent.

     (d) Vesting
         -------
         A participant's pre-tax contribution and earnings and the Employer's pre-tax contributions and earnings are immediately vested and nonforfeitable.

DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994
                                  (continued)

            (e) Distribution of Benefits
                ------------------------
                Upon termination of service with the Employer or affiliate, a participant shall receive his or her total account balance in a lump sum payment if such total account balance does not exceed $3,500. Otherwise, the participant may elect to receive his or her total account balance in a lump sum payment upon termination or defer receipt until retirement date. A participant entitled to a distribution may elect to receive the portion of his or her lump sum distribution payable from the Company Stock Fund in cash or Employer's stock.

            (f) Withdrawals
                -----------
                A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate and heavy financial need.

            (g) Expenses
                --------
                All costs and expenses incident to the administration of the Plan and the management of the trust fund are paid by the Plan administrator.

(2)     Summary of Significant Accounting Policies
        ------------------------------------------
        (a)  Basis of Presentation
             ---------------------
             The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles.

        (b)  Investments
             -----------
             All investments are stated at current quoted market value as of the last business day of the plan year. All purchases and sales transactions are recorded on a trade date basis.

(3)     Federal Income Taxes
        --------------------
        The Plan administrator has not received a determination letter from the Internal Revenue Service in regards to the Plan's tax status. The Plan administrator believes that the Plan qualifies under the provisions of
        Section 401(a) and 401(k) of the Internal Revenue Code and that the trust qualifies under Section 501(a) of the Internal Revenue Code as exempt from federal income taxes.

(4)     Plan Termination
        ----------------
        Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

                                   Schedule 1

 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
          ITEM 27 a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1994




                                                                                                   CURRENT
                                                                              COST                  VALUE
                                                                           ----------             ----------
Guaranteed Investment Contracts -
   Fidelity Managed Income Portfolio (5,624.21 units)                            $ 5,624                $ 5,624

Equities -
   Diebold, Incorporated Common Shares (315 shares)                               13,628                 12,954

Mutual Funds-
   Fidelity Growth Company Fund (324.113 units)                                    9,272                  8,835
   Fidelity Equity Index Portfolio (291.922 units)                                 5,013                  4,936
   Fidelity Balanced Fund (409.008 units)                                          5,129                  5,027
   Fidelity Investment Grade Bond Fund (527.253 units)                             3,677                  3,612


Short term investments -
   Fidelity Retirement Government
      Money Market (7,627.75 units)                                                7,628                  7,628
   Victory Prime Obligations Money Market (16,853.43 units)                       16,854                 16,854
                                                                             -----------            -----------


Total investments                                                            $    66,825            $    65,470
                                                                             -----------            -----------





See accompanying independent auditor's report.

                                                                      Schedule 2


 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
                ITEM 27 d - SCHEDULE OF REPORTABLE TRANSACTIONS
           PERIOD BEGINNING AUGUST 16, 1994 THROUGH DECEMBER 31, 1994





Reportable transactions for the period beginning August 16, 1994 through December 31, 1994 as reported by the Plan's trustee, Society National Bank, are listed on the subsequent pages as follows:




                            FUND                                        PAGES
               --------------------------------------                   -----
               Managed Income Portfolio                                   10 - 12
               Company Stock Fund                                         13 - 15
               Growth Company Fund                                        16 - 19
               Equity Index Portfolio                                     20 - 23
               Balanced Fund                                              24 - 27
               Investment Grade Bond Fund                                 28 - 31
               Retirement Government Fund                                 32 - 34





     See accompanying independent auditor's report.



07662-026



                                                                 PAGE 18
DIEBOLD NEWARK HRLY 401K- MNGD INC                               12/31/93 TO 12/31/94
12/31/94

                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************


TRADE     SHARES/     PURCHASE/        UNIT              TRANSACTION       PURCHASE/SALE   HISTORICAL
DATE      PAR VALUE     SALE           PRICE              EXPENSE            PROCEEDS         COST
             FIDELITY MANAGED INCOME PORTFOLIO
          --------------------------------------
  8/30/94         350 PURCHASED       1.00                  0.00             -350.00         350.00
  9/12/94         650 PURCHASED       1.00                  0.00             -650.00         650.00
  9/19/94         300 PURCHASED       1.00                  0.00             -300.00         300.00
  9/29/94         300 PURCHASED       1.00                  0.00             -300.00         300.00
 10/07/94           3 REINVESTED      0.00                  0.00               -3.05           3.05
 11/ 8/94       1,800 PURCHASED       1.00                  0.00           -1,800.00       1,800.00
 11/22/94           8 REINVESTED      0.00                  0.00               -7.62           7.62
 11/30/94         700 PURCHASED       1.00                  0.00             -700.00         700.00
 12/08/94         14 REINVESTED       0.00                  0.00              -13.54          13.54
 12/30/94       1,500 PURCHASED       1.00                  0.00           -1,500.00       1,500.00

          TOTAL                                             0.00            5,624.21       5,624.21


              FIDELITY MANAGED INCOME FUND REC
           ------------------------------------
 11/ 8/94       1,800 SOLD            1.00                  0.00            1,800.00       1,800.00


               SOCIETY PRIME OBLIGATIONS N/D
            ----------------------------------
  8/29/94         768 PURCHASED       1.00                  0.00             -768.27         768.27
  8/30/94         413 SOLD            1.00                  0.00              412.89         412.89
  8/31/94         350 SOLD            1.00                  0.00              350.00         350.00
   9/2/94           0 PURCHASED       1.00                  0.00               -0.13           0.13
   9/7/94         373 PURCHASED       1.00                  0.00             -373.49         373.49

            TOTAL                                           0.00            1,904.78       1,904.78

    07662-026

    DIEBOLD NEWARK HRLY 401K- MNGD INC                                                  PAGE 19
                                                                                        12/31/93 TO 12/31/94


                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE     SHARES/     PURCHASE/        UNIT             TRANSACTION       PURCHASE/SALE   HISTORICAL
DATE      PAR VALUE     SALE           PRICE               EXPENSE            PROCEEDS        COST
                VICTORY PRIME OBLIGATIONS D
             --------------------------------
  11/2/94           3 PURCHASED       1.00                  0.00               -2.67           2.67
  11/7/94         294 PURCHASED       1.00                  0.00             -294.06         294.06
  11/9/94       1,800 SOLD            1.00                  0.00            1,800.00       1,800.00
 11/16/94         305 PURCHASED       1.00                  0.00             -305.22         305.22
 11/22/94         324 PURCHASED       1.00                  0.00             -324.20         324.20
  12/1/94         421 SOLD            1.00                  0.00              421.09         421.09
  12/2/94           3 PURCHASED       1.00                  0.00               -2.78           2.78
  12/6/94         306 PURCHASED       1.00                  0.00             -306.47         306.47
 12/13/94         263 PURCHASED       1.00                  0.00             -263.36         263.36
 12/20/94         324 PURCHASED       1.00                  0.00             -324.45         324.45
 12/28/94         330 PURCHASED       1.00                  0.00             -329.87         329.87

          TOTAL                                             0.00            4,374.17       4,374.17


                VICTORY PRIME OBLIGATIONS N/D
              ---------------------------------
  9/13/94         372 SOLD            1.00                  0.00              371.92         371.92
  9/19/94         308 PURCHASED       1.00                  0.00             -307.61         307.61
  9/20/94         300 SOLD            1.00                  0.00              300.00         300.00
  9/27/94         287 PURCHASED       1.00                  0.00             -286.77         286.77
  9/30/94         300 SOLD            1.00                  0.00              300.00         300.00
  10/4/94           0 PURCHASED       1.00                  0.00               -0.39           0.39
  10/6/94         330 PURCHASED       1.00                  0.00             -329.52         329.52
 10/12/94         369 PURCHASED       1.00                  0.00             -369.45         369.45
 10/18/94         306 PURCHASED       1.00                  0.00             -305.73         305.73
 10/25/94         307 PURCHASED       1.00                  0.00             -306.85         306.85
  11/1/94         265 PURCHASED       1.00                  0.00             -265.45         265.45

            TOTAL                                           0.00            3,143.69       3,143.69

    07662-026

    DIEBOLD NEWARK HRLY 401K- MNGD INC                                                          PAGE 20
                                                                                                12/31/93 TO 12/31/94


                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                   BY BROKER
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE     SHARES/    BUY/                                       TRANSACTION                   HISTORICAL
DATE      PAR VALUE SELL    DESCRIPTION                          EXPENSE              CASH           COST
                      JOHN MUIR
          ---------------------------------
  8/29/94         768 B SOCIETY PRIME  OBLIGATIONS N/D                  0.00         -768.27       768.27

    07662-006
    DIEBOLD NEWARK HRLY 401K- STOCK FD                      PAGE 18
                                                            12/31/93 TO 12/31/94


                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************
TRADE     SHARES/     PURCHASE/        UNIT              TRANSACTION       PURCHASE/SALE   HISTORICAL
DATE      PAR VALUE     SALE            PRICE              EXPENSE             PROCEEDS        COST
                        DIEBOLD INC
          --------------------------------------
  8/29/94          24 PURCHASED         44.46               2.16           -1,067.16         1,067.16
  9/19/94          75 PURCHASED         42.22               6.75           -3,166.13         3,166.13
  9/28/94          25 PURCHASED         40.72               2.25           -1,017.88         1,017.88
  11/8/94         142 PURCHASED         44.44               5.68           -6,311.04         6,311.04
 11/30/94          49 PURCHASED         42.16               1.96           -2,066.08         2,066.08

           TOTAL                                           18.80           13,628.29        13,628.29


                SOCIETY PRIME OBLIGATIONS N/D
          --------------------------------------
  8/29/94       1,119 PURCHASED          1.00               0.00           -1,119.01         1,119.01
   9/2/94          0 PURCHASED           1.00               0.00               -0.39             0.39
   9/6/94       1,067 SOLD               1.00               0.00            1,067.16         1,067.16
   9/7/94       1,274 PURCHASED          1.00               0.00           -1,273.85         1,273.85

           TOTAL                                            0.00            3,460.41         3,460.41


                  VICTORY PRIME OBLIGATIONS D
             ------------------------------------
  11/2/94           9 PURCHASED          1.00               0.00               -9.25             9.25
  11/7/94       1,082 PURCHASED          1.00               0.00           -1,081.71         1,081.71
 11/16/94       1,000 PURCHASED          1.00               0.00             -999.53           999.53
 11/17/94       6,311 SOLD               1.00               0.00            6,311.04         6,311.04
 11/22/94       1,128 PURCHASED          1.00               0.00           -1,128.47         1,128.47
  12/1/94         940 PURCHASED          1.00               0.00             -940.22           940.22
  12/2/94          15 PURCHASED          1.00               0.00              -14.97            14.97
  12/6/94         956 PURCHASED          1.00               0.00             -956.22           956.22
  12/8/94       2,066 SOLD               1.00               0.00            2,066.08         2,066.08
  12/9/94          59 PURCHASED          1.00               0.00              -58.52            58.52
 12/13/94         874 PURCHASED          1.00               0.00             -873.93           873.93

    07662-006

    DIEBOLD NEWARK HRLY 401K- STOCK FD                                                          PAGE 19
                                                                                                12/31/93 TO 12/31/94


                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE     SHARES/     PURCHASE/        UNIT             TRANSACTION        PURCHASE/SALE   HISTORICAL
DATE      PAR VALUE     SALE           PRICE              EXPENSE             PROCEEDS        COST
12/20/94          985 PURCHASED       1.00                 0.00              -984.75         984.75
12/28/94        1,053 PURCHASED       1.00                 0.00            -1,052.59       1,052.59

            TOTAL                                          0.00            16,477.28      16,477.28

               VICTORY PRIME OBLIGATIONS N/D
         ---------------------------------------
 9/13/94          990 PURCHASED       1.00                 0.00              -989.83         989.83
 9/19/94          978 PURCHASED       1.00                 0.00              -977.85         977.85
 9/26/94        3,166 SOLD            1.00                 0.00             3,166.13       3,166.13
 9/27/94          970 PURCHASED       1.00                 0.00              -969.66         969.66
 10/4/94            6 PURCHASED       1.00                 0.00                -6.31           6.31
 10/5/94        1,018 SOLD            1.00                 0.00             1,017.88       1,017.88
 10/6/94        1,059 PURCHASED       1.00                 0.00            -1,058.96       1,058.96
10/12/94        1,169 PURCHASED       1.00                 0.00            -1,168.61       1,168.61
10/18/94          972 PURCHASED       1.00                 0.00              -972.43         972.43
10/25/94        1,018 PURCHASED       1.00                 0.00            -1,018.00       1,018.00
 11/1/94          958 PURCHASED       1.00                 0.00              -958.16         958.16

            TOTAL                                          0.00            12,303.82      12,303.82

    07662-006

    DIEBOLD NEWARK HRLY 401K- STOCK FD                                                          PAGE 20
                                                                                                12/31/93 TO 12/31/94

                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                   BY BROKER
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE      SHARES/   BUY/                                       TRANSACTION                   HISTORICAL
DATE       PAR VALUE SELL    DESCRIPTION                          EXPENSE              CASH          COST
                 GOLDMAN SACHS & CO
           -------------------------------------
11/30/94           49 B DIEBOLD INC                                   1.96      -2,066.08       2,066.08

                        TOTAL GOLDMAN SACHS & CO                      1.96       2,066.08


                      JOHN MUIR
         ---------------------------------------
 8/29/94         1,119 B SOCIETY PRIME OBLIGATIONS N/D                0.00      -1,119.01       1,119.01


                   MCDONALD & CO
         ---------------------------------
 8/29/94            24 B DIEBOLD INC                                  2.16      -1,067.16       1,067.16
 9/19/94            75 B DIEBOLD INC                                  6.75      -3,166.13       3,166.13
 11/8/94           142 B DIEBOLD INC                                  5.68      -6,311.04       6,311.04

                        TOTAL MCDONALD & CO                          14.59      10,544.33


               MORGAN STANLEY & CO INC
        -----------------------------------
 9/28/94            25 B DIEBOLD INC                                  2.25      -1,017.88       1,017.88

                        TOTAL MORGAN STANLEY & CO INC                 2.25       1,017.88

    07662-036

    DIEBOLD NEWARK HRLY 401K- GROWTH FD                                                         PAGE 21
                                                                                                12/31/93 TO 12/31/94


                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE     SHARES/     PURCHASE/        UNIT             TRANSACTION       PURCHASE/SALE   HISTORICAL
DATE      PAR VALUE     SALE           PRICE              EXPENSE             PROCEEDS        COST
                   FIDELITY GROWTH CO FD
        --------------------------------------
 11/8/94           141 PURCHASED       29.01                 0.00           -4,100.00       4,100.00
 12/1/94            54 PURCHASED       27.81                 0.00           -1,500.00       1,500.00
12/23/94             3 REINVESTED       0.00                 0.00              -68.67          68.67
12/16/94             0 PURCHASED       26.82                 0.00               -9.36           9.36
12/16/94             9 PURCHASED       26.82                 0.00             -243.46         243.46

          TOTAL                                              0.00            5,921.49       5,921.49


              FIDELITY GROWTH COMPANY FUND REC
        -------------------------------------------
 8/30/94           750 SOLD             1.00                 0.00              750.00         750.00


              FIDELITY GROWTH COMPANY  FD REC
          ----------------------------------------
 9/12/94         1,400 SOLD             1.00                 0.00            1,400.00       1,400.00


              FIDELITY GROWTH CO CD RECEIVABLE
         ----------------------------------------
 9/19/94           600 SOLD             1.00                 0.00              600.00         600.00


              FIDELITY GROWTH CO FD RECEIVABLE
         -----------------------------------------
 9/29/94           600 SOLD             1.00                 0.00              600.00         600.00

    07662-036

    DIEBOLD NEWARK HRLY 401K- GROWTH FD                                                                 PAGE 22
                                                                                                        12/31/93 TO 12/31/94

                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE      SHARES/    PURCHASE/        UNIT             TRANSACTION       PURCHASE/SALE   HISTORICAL
DATE       PAR VALUE     SALE          PRICE               EXPENSE            PROCEEDS         COST

             FIDELITY GROWTH COMPANY FUND REC
          --------------------------------------
  11/8/94       4,100 SOLD             1.00                 0.00            4,100.00         4,100.00


                FIDELITY GROWTH CO FUND REC
          -------------------------------------
 11/30/94       1,500 SOLD             1.00                 0.00            1,500.00         1,500.00


           FIDELITY MT VERNON STR TR GROWTH CO
        ----------------------------------------
   9/1/94          26 PURCHASED       28.69                 0.00             -750.00           750.00
  9/16/94          48 PURCHASED       29.05                 0.00           -1,400.00         1,400.00
  9/23/94          21 PURCHASED       28.17                 0.00             -600.00           600.00
  10/3/94          21 PURCHASED       28.27                 0.00             -600.00           600.00

           TOTAL                                            0.00            3,350.00         3,350.00


                SOCIETY PRIME OBLIGATIONS N/D
           --------------------------------------
  8/29/94         431 PURCHASED        1.00                 0.00             -430.93           430.93
  8/30/94         337 PURCHASED        1.00                 0.00             -337.34           337.34
  8/31/94         750 SOLD             1.00                 0.00              750.00           750.00
   9/2/94           0 PURCHASED        1.00                 0.00               -0.14             0.14
   9/7/94         819 PURCHASED        1.00                 0.00             -819.21           819.21

           TOTAL                                            0.00            2,337.62         2,337.62

    07662-036

    DlEBOLD NEWARK HRLY 401K- GROWTH FD                                                 PAGE 23
                                                                                        12/31/93 TO 12/31/94

                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE     SHARES/     PURCHASE/        UNIT              TRANSACTION       PURCHASE/SALE   HISTORICAL
DATE      PAR VALUE     SALE           PRICE              EXPENSE            PROCEEDS         COST
                VICTORY PRIME OBLIGATIONS D
          -------------------------------------
  11/2/94           6 PURCHASED         1.00               0.00                -5.62           5.62
  11/7/94         697 PURCHASED         1.00               0.00              -696.99         696.99
  11/9/94       4,100 SOLD              1.00               0.00             4,100.00       4,100.00
 11/16/94         669 PURCHASED         1.00               0.00              -669.13         669.13
 11/22/94         769 PURCHASED         1.00               0.00              -768.90         768.90
  12/1/94         852 SOLD              1.00               0.00               852.35         852.35
  12/2/94           6 PURCHASED         1.00               0.00                -6.00           6.00
  12/6/94         601 PURCHASED         1.00               0.00              -601.33         601.33
 12/13/94         593 PURCHASED         1.00               0.00              -592.78         592.78
 12/20/94         649 PURCHASED         1.00               0.00              -648.65         648.65
 12/28/94         778 PURCHASED         1.00               0.00              -777.60         777.60

           TOTAL                                           0.00             9,719.35       9,719.35

                VICTORY PRIME OBLIGATIONS N/D
          --------------------------------------
  9/13/94         808 SOLD              1.00               0.00               808.21         808.21
  9/19/94         616 PURCHASED         1.00               0.00              -615.53         615.53
  9/20/94         600 SOLD              1.00               0.00               600.00         600.00
  9/27/94         591 PURCHASED         1.00               0.00              -591.08         591.08
  9/30/94         600 SOLD              1.00               0.00               600.00         600.00
  10/4/94           1 PURCHASED         1.00               0.00                -0.90           0.90
  10/6/94         666 PURCHASED         1.00               0.00              -666.10         666.10
 10/12/94         707 PURCHASED         1.00               0.00              -707.01         707.01
 10/18/94         695 PURCHASED         1.00               0.00              -695.26         695.26
 10/25/94         746 PURCHASED         1.00               0.00              -745.77         745.77
  11/1/94         630 PURCHASED         1.00               0.00              -630.43         630.43

           TOTAL                                           0.00             6,660.29       6,660.29

    07662-036

    DlEBOLD NEWARK HRLY 401K- GROWTH FD                                                         PAGE 24
                                                                                                12/31/93 TO 12/31/94

                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                   BY BROKER
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE      SHARES/   BUY/                                       TRANSACTION                   HISTORICAL
DATE       PAR VALUE SELL     DESCRIPTION                          EXPENSE             CASH           COST

                      JOHN MUIR
      -------------------------------------
8/29/94           431 B SOCIETY PRIME OBLIGATIONS N/D                  0.00         -430.93        430.93


    07662-046

    DIEBOLD NEWARK HRLY 401K- EQ INDEX                                                          PAGE 21
                                                                                                12/31/93 TO 12/31/94


                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE    SHARES/      PURCHASE/        UNIT              TRANSACTION       PURCHASE/SALE   HISTORICAL
DATE     PAR VALUE      SALE           PRICE              EXPENSE             PROCEEDS        COST

           FIDELITY INSTL TR US EQUITY INDEX PF
         ----------------------------------------
 9/ 1/94            23 PURCHASED      17.55                  0.00             -400.00           400.00
 9/16/94            48 PURCHASED      17.39                  0.00             -840.00           840.00
 9/23/94            18 PURCHASED      16.98                  0.00             -300.00           300.00
10/ 3/94            21 PURCHASED      17.07                  0.00             -350.00           350.00
10/07/94             0 REINVESTED      0.00                  0.00               -2.28             2.28
11/ 8/94           133 PURCHASED      17.25                  0.00           -2,300.00         2,300.00
12/ 1/94            49 PURCHASED      16.67                  0.00             -820.00           820.00
           TOTAL                                             0.00            5,012.28         5,012.28


             FIDELITY US EQUITY INDEX  FUND REC
           --------------------------------------
 8/30/94           400 SOLD            1.00                  0.00              400.00           400.00


              FIDELITY US EQUITY INDEX PORT REC
         ----------------------------------------
 9/12/94           840 SOLD            1.00                  0.00              840.00           840.00


               FIDELITY US EQUITY INDEX FD REC
         ---------------------------------------
 9/19/94           300 SOLD            1.00                  0.00              300.00           300.00

    07662-046

    DIEBOLD NEWARK HRLY 401K- EQ INDEX                                                                  PAGE 22
                                                                                                        12/31/93 TO 12/31/94


                                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                                    BY ISSUE
                                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                                     **************************************

TRADE     SHARES/     PURCHASE/        UNIT             TRANSACTION       PURCHASE/SALE  HISTORICAL
DATE      PAR VALUE      SALE          PRICE              EXPENSE            PROCEEDS         COST


              FIDELITY US EQUITY INDEX FD REC
         ---------------------------------------
  9/29/94         350 SOLD             1.00                 0.00              350.00         350.00


             FIDELITY US EQUITY INDEX FUND REC
         ---------------------------------------
  11/8/94       2,300 SOLD             1.00                 0.00            2,300.00       2,300.00


              FIDELITY US EQUITY INDEX FD REC
         ---------------------------------------
 11/30/94         820 SOLD             1.00                 0.00              820.00         820.00


              SOCIETY PRIME OBLIGATIONS N/D
         -------------------------------------
  8/29/94         405 PURCHASED        1.00                 0.00             -405.43         405.43
  8/30/94          26 PURCHASED        1.00                 0.00              -25.50          25.50
  8/31/94         400 SOLD             1.00                 0.00              400.00         400.00
   9/2/94           0 PURCHASED        1.00                 0.00               -0.10           0.10
   9/7/94         470 PURCHASED        1.00                 0.00             -470.02         470.02

           TOTAL                                            0.00            1,301.05       1,301.05


                VICTORY PRIME OBLIGATIONS D
         ------------------------------------
  11/2/94           3 PURCHASED        1.00                 0.00               -3.13           3.13
  11/7/94         372 PURCHASED        1.00                 0.00             -372.12         372.12
  11/9/94       2,300 SOLD             1.00                 0.00            2,300.00       2,300.00
 11/16/94         356 PURCHASED        1.00                 0.00             -355.70         355.70
 11/22/94         426 PURCHASED        1.00                 0.00             -426.39         426.39
  12/1/94         472 SOLD             1.00                 0.00              471.51         471.51

    07662-046

    DIEBOLD NEWARK HRLY 401K- EQ INDEX                                                          PAGE 23
                                                                                                12/31/93 TO 12/31/94

                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE    SHARES/      PURCHASE/        UNIT             TRANSACTION       PURCHASE/SALE   HISTORICAL
DATE     PAR VALUE      SALE           PRICE              EXPENSE            PROCEEDS         COST

 12/2/94             3 PURCHASED       1.00                 0.00               -3.37           3.37
 12/6/94           320 PURCHASED       1.00                 0.00             -320.45         320.45
12/13/94           330 PURCHASED       1.00                 0.00             -330.06         330.06
12/20/94           410 PURCHASED       1.00                 0.00             -409.88         409.88
12/28/94           486 PURCHASED       1.00                 0.00             -485.93         485.93

           TOTAL                                            0.00            5,478.54       5,478.54


               VICTORY PRIME OBLIGATIONS N/D
         ----------------------------------------
 9/13/94           498 SOLD            1.00                 0.00              497.92         497.92
 9/19/94           332 PURCHASED       1.00                 0.00             -332.43         332.43
 9/20/94           300 SOLD            1.00                 0.00              300.00         300.00
 9/27/94           321 PURCHASED       1.00                 0.00             -321.30         321.30
 9/30/94           350 SOLD            1.00                 0.00              350.00         350.00
 10/4/94             1 PURCHASED       1.00                 0.00               -0.52           0.52
 10/6/94           375 PURCHASED       1.00                 0.00             -375.49         375.49
10/12/94           418 PURCHASED       1.00                 0.00             -417.91         417.91
10/18/94           399 PURCHASED       1.00                 0.00             -399.12         399.12
10/25/94           402 PURCHASED       1.00                 0.00             -401.86         401.86
 11/1/94           369 PURCHASED       1.00                 0.00             -369.24         369.24

           TOTAL                                            0.00            3,765.79       3,765.79

    07662-046

    DlEBOLD NEWARK HRLY 401K- EQ INDEX                                                          PAGE 24
                                                                                                12/31/93 TO 12/31/94

                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                   BY BROKER
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE    SHARES/     BUY/                                      TRANSACTION                     HISTORICAL
DATE     PAR VALUE   SELL     DESCRIPTION                        EXPENSE              CASH           COST
                       JOHN MUIR
        -----------------------------------------
 8/29/94           405 B SOCIETY PRIME OBLIGATIONS N/D                 0.00         -405.43        405.43

    07662-056

    DlEBOLD NEWARK HRLY 401K- BALANCED                                                          PAGE 21
                                                                                                12/31/93 TO 12/31/94


                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE    SHARES/       PURCHASE/        UNIT            TRANSACTION       PURCHASE/SALE   HISTORICAL
DATE     PAR VALUE      SALE            PRICE             EXPENSE            PROCEEDS         COST
                   FIDELITY BALANCED FUND
         ---------------------------------------
  9/1/94            31 PURCHASED         12.87               0.00             -400.00          400.00
09/08/94             0 REINVESTED         0.00               0.00               -2.80            2.80
 9/16/94            68 PURCHASED         12.71               0.00             -870.00          870.00
 9/23/94            28 PURCHASED         12.69               0.00             -350.00          350.00
 10/3/94            28 PURCHASED         12.68               0.00             -350.00          350.00
 11/8/94           185 PURCHASED         12.46               0.00           -2,300.00        2,300.00
 12/1/94            67 PURCHASED         12.33               0.00             -820.00          820.00
12/15/94             3 REINVESTED         0.00               0.00              -36.54           36.54

           TOTAL                                             0.00            5,129.34        5,129.34


             FIDELITY BALANCED FUND RECEIVABLE
         ---------------------------------------
 8/30/94           400 SOLD             1.00                 0.00              400.00          400.00


               FIDELITY BALANCED FD RECEIVABLE
       ------------------------------------------
9/12/94            870 SOLD             1.00                 0.00              870.00          870.00


               FIDELITY BALANCED FD RECEIVABLE
           ----------------------------------------
9/19/94            350 SOLD             1.00                 0.00              350.00          350.00

    07662-056

    DIEBOLD NEWARK HRLY 401K- BALANCED                                                                  PAGE 22
                                                                                                        12/31/93 TO 12/31/94

                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE     SHARES/     PURCHASE/        UNIT              TRANSACTION       PURCHASE/SALE   HISTORICAL
DATE      PAR VALUE     SALE           PRICE               EXPENSE            PROCEEDS        COST
              FIDELITY BALANCED FD RECEIVABLE
          -------------------------------------
  9/29/94         350 SOLD             1.00                 0.00              350.00           350.00


              FIDELITY BALANCED FUND RECEIVABLE
          ---------------------------------------
  11/8/94        2,300 SOLD            1.00                 0.00            2,300.00         2,300.00


              FIDELITY BALANCED FUND RECEIVABLE
          ----------------------------------------
 11/30/94          820 SOLD            1.00                 0.00              820.00           820.00


                SOCIETY PRIME OBLIGATIONS N/D
          ---------------------------------------
  8/29/94          292 PURCHASED       1.00                 0.00             -291.76           291.76
  8/30/94          114 PURCHASED       1.00                 0.00             -113.67           113.67
  8/31/94          400 SOLD            1.00                 0.00              400.00           400.00
   9/2/94            0 PURCHASED       1.00                 0.00               -0.08             0.08
   9/7/94          495 PURCHASED       1.00                 0.00             -494.76           494.76

           TOTAL                                            0.00            1,300.27         1,300.27


                 VICTORY PRIME OBLIGATIONS D
          --------------------------------------
  11/2/94            3 PURCHASED       1.00                 0.00               -3.21             3.21
  11/7/94          410 PURCHASED       1.00                 0.00             -410.39           410.39
  11/9/94        2,300 SOLD            1.00                 0.00            2,300.00         2,300.00
 11/16/94          344 PURCHASED       1.00                 0.00             -344.14           344.14
 11/22/94          405 PURCHASED       1.00                 0.00             -404.84           404.84
  12/1/94          471 SOLD            1.00                 0.00              470.67           470.67

    07662-056

    DlEBOLD NEWARK HRLY 401K- BALANCED                                                                  PAGE 23
                                                                                                        12/31/93 TO 12/31/94


                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE     SHARES/      PURCHASE/       UNIT              TRANSACTION       PURCHASE/SALE   HISTORICAL
DATE      PAR VALUE     SALE           PRICE              EXPENSE             PROCEEDS        COST
  12/2/94            3 PURCHASED       1.00                 0.00               -3.38            3.38
  12/6/94          350 PURCHASED       1.00                 0.00             -350.00          350.00
 12/13/94          295 PURCHASED       1.00                 0.00             -294.92          294.92
 12/20/94          350 PURCHASED       1.00                 0.00             -349.93          349.93
 12/28/94          499 PURCHASED       1.00                 0.00             -499.46          499.46

           TOTAL                                            0.00            5,430.94        5,430.94


               VICTORY PRIME OBLIGATIONS N/D
        ----------------------------------------
  9/13/94          493 SOLD            1.00                 0.00              492.70          492.70
  9/19/94          379 PURCHASED       1.00                 0.00             -379.10          379.10
  9/20/94          350 SOLD            1.00                 0.00              350.00          350.00
  9/27/94          332 PURCHASED       1.00                 0.00             -332.05          332.05
  9/30/94          350 SOLD            1.00                 0.00              350.00          350.00
  10/4/94            1 PURCHASED       1.00                 0.00               -0.52            0.52
  10/6/94          380 PURCHASED       1.00                 0.00             -379.83          379.83
 10/12/94          439 PURCHASED       1.00                 0.00             -439.46          439.46
 10/18/94          366 PURCHASED       1.00                 0.00             -365.65          365.65
 10/25/94          401 PURCHASED       1.00                 0.00             -401.43          401.43
  11/1/94          357 PURCHASED       1.00                 0.00             -357.24          357.24

           TOTAL                                            0.00            3,847.98        3,847.98

    07662-056
    DIEBOLD NEWARK HRLY 401K- BALANCED                                           PAGE 24
                                                                                 12/31/93 TO 12/31/94

                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                   BY BROKER
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************
TRADE     SHARES/    BUY/                                      TRANSACTION                    HISTORICAL
DATE       PAR VALUE SELL    DESCRIPTION                          EXPENSE             CASH          COST


                       JOHN MUIR
          ----------------------------------
  8/29/94          292 B SOCIETY PRIME OBLIGATIONS N/D                  0.00         -291.76       291.76

    07662-066
    DIEBOLD NEWARK HRLY 401K-INVT GR BD                                               PAGE 21
                                                                                      12/31/93 TO 12/31/94


                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE     SHARES/     PURCHASE/        UNIT             TRANSACTION        PURCHASE/SALE   HISTORICAL
DATE      PAR VALUE     SALE           PRICE               EXPENSE            PROCEEDS        COST


           FIDELITY INV GRADE BD FD RECEIVABLE
           ------------------------------------
9/12/94           590 SOLD             1.00                 0.00              590.00           590.00


              FIDELITY INVEST GRADE BOND FUND
           ------------------------------------
  9/1/94           41 PURCHASED        7.13                 0.00             -290.00           290.00
 9/16/94           84 PURCHASED        7.04                 0.00             -590.00           590.00
 9/23/94           36 PURCHASED        7.03                 0.00             -250.00           250.00
10/07/94            0 REINVESTED       0.00                 0.00               -3.18             3.18
 10/3/94           36 PURCHASED        7.00                 0.00             -250.00           250.00

           TOTAL                                            0.00            1,383.18         1,383.18


              FIDELITY INVEST GRADE BD FD REC
           -------------------------------------
9/19/94            250 SOLD            1.00                 0.00              250.00           250.00


           FIDELITY INVESTMENT GRADE BOND FUND
           -------------------------------------
 11/8/94           245 PURCHASED       6.93                 0.00           -1,700.00         1,700.00
11/22/94             1 REINVESTED      0.00                 0.00               -8.14             8.14
 12/1/94            82 PURCHASED       6.92                 0.00             -570.00           570.00
12/08/94             2 REINVESTED      0.00                 0.00              -15.20            15.20

           TOTAL                                            0.00            2,293.34         2,293.34



    07662-066
    DlEBOLD NEWARK HRLY 401K-INVT GR BD                          PAGE 22
                                                                 12/31/93 TO 12/31/94


                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE      SHARES/     PURCHASE/        UNIT             TRANSACTION       PURCHASE/SALE    HISTORICAL
DATE       PAR VALUE     SALE          PRICE              EXPENSE            PROCEEDS        COST
           FIDELITY INVESTMENT GRADE BD FD REC
           ------------------------------------
8/30/94           290 SOLD             1.00                 0.00              290.00           290.00


           FIDELITY INVESTMENT GRADE BD FD REC
           ------------------------------------
 11/8/94        1,700 SOLD             1.00                 0.00            1,700.00         1,700.00


           FIDELITY INVESTMENT GRADE BD FD REC
           ------------------------------------
11/30/94          570 SOLD             1.00                 0.00              570.00           570.00


             FIDELITY INVST GRADE BOND FD REC
           ------------------------------------
 9/29/94          250 SOLD             1.00                 0.00              250.00           250.00


                SOCIETY PRIME OBLIGATIONS N/D
           ------------------------------------
 8/29/94          355 PURCHASED        1.00                 0.00             -355.38           355.38
 8/30/94           64 SOLD             1.00                 0.00               63.62            63.62
 8/31/94          290 SOLD             1.00                 0.00              290.00           290.00
  9/2/94            0 PURCHASED        1.00                 0.00               -0.07             0.07
  9/7/94          346 PURCHASED        1.00                 0.00             -345.70           345.70

           TOTAL                                            0.00            1,054.77         1,054.77

    07662-066

    DlEBOLD NEWARK HRLY 401K-INVT GR BD                                                 PAGE 23
                                                                                        12/31/93 TO 12/31/94


                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE     SHARES/     PURCHASE/        UNIT              TRANSACTION       PURCHASE/SALE   HISTORICAL
DATE      PAR VALUE     SALE           PRICE              EXPENSE            PROCEEDS         COST
                VICTORY PRIME OBLIGATIONS D

 11/2/94            2 PURCHASED        1.00                 0.00               -2.42           2.42
 11/7/94          274 PURCHASED        1.00                 0.00             -273.97         273.97
 11/9/94        1,700 SOLD             1.00                 0.00            1,700.00       1,700.00
11/16/94          240 PURCHASED        1.00                 0.00             -239.95         239.95
11/22/94          276 PURCHASED        1.00                 0.00             -275.62         275.62
 12/1/94          321 SOLD             1.00                 0.00              321.16         321.16
 12/2/94            2 PURCHASED        1.00                 0.00               -2.47           2.47
 12/6/94          242 PURCHASED        1.00                 0.00             -242.20         242.20
12/13/94          224 PURCHASED        1.00                 0.00             -224.34         224.34
12/20/94          245 PURCHASED        1.00                 0.00             -245.32         245.32
12/28/94          290 PURCHASED        1.00                 0.00             -290.20         290.20

            TOTAL                                           0.00            3,817.65       3,817.65


                VICTORY PRIME OBLIGATIONS N/D

 9/13/94          339 SOLD             1.00                 0.00              338.59         338.59
 9/19/94          277 PURCHASED        1.00                 0.00             -277.39         277.39
 9/20/94          250 SOLD             1.00                 0.00              250.00         250.00
 9/27/94          225 PURCHASED        1.00                 0.00             -224.54         224.54
 9/30/94          250 SOLD             1.00                 0.00              250.00         250.00
 10/4/94            0 PURCHASED        1.00                 0.00               -0.36           0.36
 10/6/94          284 PURCHASED        1.00                 0.00             -283.51         283.51
10/12/94          333 PURCHASED        1.00                 0.00             -333.03         333.03
10/18/94          293 PURCHASED        1.00                 0.00             -292.63         292.63
10/25/94          317 PURCHASED        1.00                 0.00             -317.15         317.15
 11/1/94          247 PURCHASED        1.00                 0.00             -246.90         246.90

            TOTAL                                           0.00            2,814.10       2,814.10

    07662-066

    DlEBOLD NEWARK HRLY 401K-INVT GR BD                                                 PAGE 24
                                                                                        12/31/93 TO 12/31/94

                                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                                   BY BROKER
                                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                                     **************************************

TRADE     SHARES/   BUY/                                       TRANSACTION                    HISTORICAL
DATE      PAR VALUE SELL    DESCRIPTION                          EXPENSE              CASH          COST
                      JOHN MUIR

8/29/94           355 B SOCIETY PRIME OBLIGATIONS N/D                  0.00         -355.38         355.38

    07662-076

    DIEBOLD NEWARK HRLY 401K-RET GOVT M                                                         PAGE 18
                                                                                                12/31/93 TO 12/31/94


                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE     SHARES/     PURCHASE/        UNIT             TRANSACTION        PURCHASE/SALE   HISTORICAL
DATE      PAR VALUE     SALE           PRICE              EXPENSE             PROCEEDS        COST


           FIDELITY MONEY MKT TR RET GOVT M-MKT

 8/30/94          442 PURCHASED       1.00                  0.00             -442.04           442.04
 9/12/94          921 PURCHASED       1.00                  0.00             -921.39           921.39
 9/19/94          401 PURCHASED       1.00                  0.00             -401.17           401.17
 9/29/94          352 PURCHASED       1.00                  0.00             -351.67           351.67
10/07/94            3 REINVESTED      0.00                  0.00               -3.09             3.09
 11/8/94        2,567 PURCHASED       1.00                  0.00           -2,567.06         2,567.06
11/22/94            8 REINVESTED      0.00                  0.00               -7.99             7.99
11/30/94          875 PURCHASED       1.00                  0.00             -874.61           874.61
12/08/94          16 REINVESTED       0.00                  0.00              -15.96            15.96
12/30/94        2,043 PURCHASED       1.00                  0.00           -2,042.77         2,042.77

           TOTAL                                            0.00            7,627.75         7,627.75


             FIDELITY RETIREMENT GOVT MMF REC

 11/8/94        2,567 SOLD            1.00                  0.00            2,567.06         2,567.06


                SOCIETY PRIME OBLIGATIONS N/D

 8/29/94          442 PURCHASED       1.00                  0.00             -442.04           442.04
 8/31/94          442 SOLD            1.00                  0.00              442.04           442.04
  9/2/94            0 PURCHASED       1.00                  0.00               -0.10             0.10
  9/7/94          515 PURCHASED       1.00                  0.00             -514.53           514.53

           TOTAL                                            0.00            1,398.71         1,398.71

    07662-076

    DIEBOLD NEWARK HRLY 401K-RET GOVT M                                                         PAGE 19
                                                                                                12/31/93 TO 12/31/94


                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                    BY ISSUE
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE      SHARES/     PURCHASE/       UNIT             TRANSACTION       PURCHASE/SALE   HISTORICAL
DATE      PAR VALUE     SALE           PRICE               EXPENSE            PROCEEDS        COST


                VICTORY PRIME OBLIGATIONS D

   11/2/94           4 PURCHASED       1.00                 0.00                -3.55           3.55
   11/7/94         437 PURCHASED       1.00                 0.00              -437.36         437.36
   11/9/94       2,567 SOLD            1.00                 0.00             2,567.06       2,567.06
  11/16/94         409 PURCHASED       1.00                 0.00              -409.26         409.26
  11/22/94         465 PURCHASED       1.00                 0.00              -465.35         465.35
   12/1/94         480 SOLD            1.00                 0.00               480.45         480.45
   12/2/94           3 PURCHASED       1.00                 0.00                -3.48           3.48
   12/6/94         459 PURCHASED       1.00                 0.00              -458.95         458.95
  12/13/94         364 PURCHASED       1.00                 0.00              -364.11         364.11
  12/20/94         415 PURCHASED       1.00                 0.00              -414.62         414.62
  12/28/94         407 PURCHASED       1.00                 0.00              -407.45         407.45

           TOTAL                                            0.00             6,011.64       6,011.64


                VICTORY PRIME OBLIGATIONS N/D

   9/13/94         515 SOLD            1.00                 0.00               514.63         514.63
   9/19/94         401 PURCHASED       1.00                 0.00              -401.17         401.17
   9/20/94         401 SOLD            1.00                 0.00               401.17         401.17
   9/27/94         352 PURCHASED       1.00                 0.00              -351.67         351.67
   9/30/94         352 SOLD            1.00                 0.00               351.67         351.67
   10/4/94           1 PURCHASED       1.00                 0.00                -0.53           0.53
   10/6/94         422 PURCHASED       1.00                 0.00              -421.59         421.59
  10/12/94         511 PURCHASED       1.00                 0.00              -510.99         510.99
  10/18/94         407 PURCHASED       1.00                 0.00              -406.59         406.59
  10/25/94         408 PURCHASED       1.00                 0.00              -408.31         408.31
   11/1/94         378 PURCHASED       1.00                 0.00              -378.14         378.14

            TOTAL                                           0.00             4,146.46       4,146.46

    07662-076

    DIEBOLD NEWARK HRLY 401K-RET GOVT M                                                         PAGE 20
                                                                                                12/31/93 TO 12/31/94


                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                   BY BROKER
                     COMPUTED ON A 12/31/93 VALUE OF $0.00
                     **************************************

TRADE     SHARES/   BUY/                                       TRANSACTION                      HISTORICAL
DATE      PAR VALUE SELL     DESCRIPTION                          EXPENSE              CASH           COST
                      JOHN MUIR

8/29/94           442 B SOCIETY PRIME OBLIGATIONS N/D                 0.00         -442.04          442.04

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





 DIEBOLD, INCORPORATED RETIREE MEDICAL FUNDING PLAN FOR NEWARK HOURLY EMPLOYEES
- --------------------------------------------------------------------------------
                                (Name of Plan)





Date:  June 26, 1995                          By:/s/Gerald F. Morris
       -------------                             ------------------
                                                  Gerald F. Morris
                                                  Executive Vice President and
                                                  Chief Financial Officer
                                                  (Principal Accounting and
                                                  Financial Officer)

                             DIEBOLD, INCORPORATED

                                   FORM 11-K

                               INDEX TO EXHIBITS



EXHIBIT NO.                                                                          PAGE NO.
- -----------                                                                          --------
      23.    Consent of Independent Auditors                                           37